                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        IFS INTERNATIONAL HOLDINGS, INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    449515105
                                    ---------
                                 (CUSIP Number)

                              Dana T. Ackerly, Esq.
                               Covington & Burling
                         1201 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2401
                                 (202) 662-6000
                                 ---------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)


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   CUSIP No. 449515105                                 Page 2 of 8 Pages
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
----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                                               The Shaar Fund Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                              N/App
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)   [x]

                                                                                              (b)   [ ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                 WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)         [ ]
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION        British Virgin Islands
----------------------------------------------------------------------------------------------------------------------

Number of                7      SOLE VOTING POWER                               65,200,854
Shares                ------------------------------------------------------------------------------------------------

Beneficially             8      SHARED VOTING POWER                                     -0-
Owned by              ------------------------------------------------------------------------------------------------

Each Reporting           9      SOLE DISPOSITIVE POWER                          65,200,854
Person With           ------------------------------------------------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER                                -0-
----------------------------------------------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         65,200,854
----------------------------------------------------------------------------------------------------------------------

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      [x]
----------------------------------------------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         88.1%
----------------------------------------------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON                                        CO
----------------------------------------------------------------------------------------------------------------------



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   CUSIP No. 449515105                                 Page 3 of 8 Pages
---------------------------                    --------------------------------


ITEM 1.

(a)        NAME OF ISSUER

                    IFS International Holdings, Inc. (the "Issuer").

(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    Rensselaer Technology Park
                    300 Jordan Road
                    Troy, NY 12180

(c)        TITLE OF CLASS OF SECURITIES

                  This Statement relates to the common stock, par value $.001 (the "Common Stock") of the Issuer beneficially owned by The Shaar Fund Ltd. (the "Reporting Person").

                  The Issuer has also issued to the Reporting Person a common stock purchase warrant, which is exercisable to purchase shares of Common Stock (the"Purchase Warrant"). The Issuer also has issued to the Reporting Person shares of its Series B 5% Convertible Preferred Stock ("Series B Preferred Stock") and has agreed to issue to the Reporting Person shares of its Series 2002 Voting Preferred Stock ("2002 Preferred Stock"), each of which are convertible into shares of Common Stock.

                  The Issuer has also issued Redeemable Stock Purchase Warrants (the "Other Warrants") to Hestian Pty Limited and Mr. Christopher van Brugge, which are exercisable to purchase shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND.

                   The Reporting Person is a corporation organized under the laws of the British Virgin Islands. The principal business of the Reporting Person is to act as an investment company. The address of the Reporting Person's principal business office is c/o Citco Fund Services (Curacao) N.V., Curacao, Kaya Flamboyan 9 Curacao, Netherlands Antilles.

                  InterCaribbean Services Ltd. ("InterCaribbean"), a corporation organized under the laws of the British Virgin Islands, is the sole director of the Reporting Person. The principal business of InterCaribbean is providing corporate director services and the address of its principal office is Citco Building, Wickams Cay, Road Town, Tortola, British Virgin Islands, P O Box 662.

                  During the past five years, neither the Reporting Person nor InterCarribbean have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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   CUSIP No. 449515105                                 Page 4 of 8 Pages
---------------------------                    --------------------------------


                  On March 23, 2000, the Reporting Person purchased, for an aggregate cash consideration in the amount of $2,000,000 (i) the Purchase Warrant to purchase 200,000 shares of Common Stock and (ii) 200,000 shares of Series B Preferred Stock. The source of the funds was the Reporting Person's working capital.

                  Each share of Series B Preferred Stock was initially convertible into a number of shares of Common Stock equal to (i) $10 plus accrued and unpaid dividends, divided by (ii) the lesser of (x) $5.44 and (y) 90% of the market value of the Common Stock. This conversion ratio is subject to adjustment upon (a) any stock split and reverse stock split of the Common Stock, and (b) the occurrence of events such as (among others) the de-listing of the Common Stock from the Nasdaq SmallCap Market. In addition, dividends on each share of Series B Preferred Stock are payable at a rate of 5% per annum on a quarterly basis either in cash or in shares of Common Stock.

                  The certificate of designation for the Series B Preferred Stock also at present contains certain conversion limitations, so that (among other limitations) the Reporting Person does not have the right, and the Issuer does not have the obligation, to convert all or any portion of the Series B Preferred Stock if and to the extent that issuance to the Reporting Person of shares of Common Stock upon such conversion would result in the Reporting Person being deemed the beneficial owner of more than 5% of the outstanding shares of Common Stock (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder).

                  Since March 23, 2000, the Reporting Person has, in a series of transactions, converted an aggregate of 38,750 shares of Series B Preferred Stock into an aggregate of 834,828 shares of Common Stock and has sold an aggregate of 833,974 shares of Common Stock during this same period (but no such transactions have occurred within the past sixty days). The Reporting Person currently owns 854 shares of Common Stock. In addition, 161,250 shares of Series B Preferred Stock are currently outstanding and owned by the Reporting Person.

                  On September 30, 2002, the Reporting Person entered into with the Issuer an Agreement to Amend Terms of Series B Preferred Stock (the "Amendment Agreement"), a copy of which is filed as Exhibit A to Exhibit 1 hereto and which is hereby incorporated herein by reference, to amend the terms of the Series B Preferred Stock. Pursuant to the Amendment Agreement, the Reporting Person will exchange its 161,250 shares of Series B Preferred Stock, along with certain monetary rights (including rights to dividends, interest and/or penalties accrued through September 30, 2002, by reason or pursuant to the Reporting Person's ownership of the Series B Preferred Stock), for 650,000 shares of 2002 Preferred Stock, convertible into 65,000,000 shares of Common Stock, which the Reporting Person will hold until the Issuer amends the terms of the Series B Preferred Stock. Upon amendment of the terms of the Series B Preferred Stock (which requires shareholder approval), the Reporting Person will exchange all of its shares of 2002 Preferred Stock for 161,250 shares of Series B Preferred Stock, as amended. Under the terms of the 2002 Preferred Stock the Reporting Person has, and under the terms of the Series B Preferred Stock, as proposed to be amended the Reporting Person will have, voting rights equivalent to 65,000,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Person initially acquired the shares of Series B Preferred Stock and the Purchase Warrant for investment purposes.


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   CUSIP No. 449515105                                 Page 5 of 8 Pages
---------------------------                    --------------------------------

                  On September 30, 2002, Hestian Pty Limited ("Hestian"), VB Family Trust and the Reporting Person entered into a Memorandum of Understanding (the "MOU") with respect to their respective investments in the Issuer, a copy of which is filed as Exhibit 1 hereto and which is hereby incorporated herein by reference. Pursuant to the MOU, Hestian, VB Family Trust and the Reporting Person have agreed to form a limited liability company ("Newco") that will hold their collective interests in the Issuer.

                  Following the contribution by Hestian, VB Family Trust, Mr. Christopher van Brugge (a director of VB Family Trust) and the Reporting Person to Newco of their interests in the Issuer, Newco will hold a controlling equity interest in the Issuer.

                  The Reporting Person, Hestian and VB Family Trust intend, through Newco, to cause the Issuer to take actions intended to maximize shareholder value, including, without limitation, actions with respect to any of the matters set forth in paragraphs (a) through (j) below. Any strategies that the Reporting Person, Hestian and VB Family Trust may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its business, and general economic, market and industry conditions.

                  Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) (i) The Reporting Person is the beneficial owner of 65,200,854 shares of Common Stock (the "Reporting Person Shares"), consisting of 854 shares of Common Stock that the Reporting Person currently holds, 200,000 shares issuable upon the exercise of its Purchase Warrant and 65,000,000 issuable upon the conversion of its 2002 Preferred Stock. Assuming the exercise by the Reporting Person of the Purchase Warrant and the conversion of its 2002 Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Person represent approximately 88.1% of the outstanding shares of voting equity securities of the Issuer, on a fully diluted basis (based upon 8,809,122 shares of Common Stock outstanding as of September 18, 2002, as represented to the Reporting Person by the Issuer).


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   CUSIP No. 449515105                                 Page 6 of 8 Pages
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                        (ii) For the purposes of this filing, by virtue of the
MOU, the Reporting Person may be deemed to be beneficial owner of (x) the 1,562,867 shares of Common Stock owned by Hestian, VB Family Trust and Mr. Paul Reading (a director of the Issuer) and (y) the 200,000 shares of Common Stock issuable upon exercise of the Other Warrants owned by Hestian Pty Limited and Mr. van Brugge. Therefore Hestian, VB Family Trust, Mr. van Brugge, Mr. Reading and the Reporting Person, to the extent they are deemed to be a group, may be deemed to beneficially own, on a fully diluted basis, approximately 66,963,721 shares of Common Stock, representing approximately 90.2% of the outstanding voting equity securities, on a fully diluted basis. The Reporting Person disclaims beneficial ownership of such securities for all other purposes. InterCaribbean does not beneficially own any shares of the Issuer.

                  (b) For purposes of this filing, the Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the Reporting Person Shares.

                  (c) Except as described in Item 4 of this Statement on
Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock during the 60 days preceding the filing of this Report,

                  (d) Other than the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Reporting Person Shares.

                  (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth in Item 4 above is hereby incorporated by reference.

                  The Issuer issued the Purchase Warrant to the Reporting Person on March 23, 2000. Pursuant to the Purchase Warrant, the Reporting Person is entitled to purchase 200,000 shares of Common Stock of the Issuer at a purchase price of $5.44 per share of Common Stock. The purchase price per share of Common Stock is subject to adjustment upon the occurrence (among other events) of any stock dividends, stock splits and combinations of the Common Stock. The Expiration Date of the Purchase Warrant is March 23, 2003.

                  The Reporting Person and the Issuer have also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 23, 2000. Pursuant to the Registration Rights Agreement, the Issuer agreed
(1) prepare and file with the Securities and Exchange Commission an initial registration statement relating to shares of Common Stock issued or issuable (among other events) upon conversion of the Series B Preferred Stock and the exercise of the Purchase Warrant and (2) to file additional registration statements with respect to additional shares of Common Stock to which the Reporting Person is entitled as a result of conversion price adjustments to the Series B Preferred Stock and the Purchase Warrant that were not covered by previous registration statements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Memorandum of Understanding, dated as of September 30, 2002, among The Shaar Fund Ltd., Hestian Pty Limited and VB Family Trust.

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   CUSIP No. 449515105                                 Page 7 of 8 Pages
---------------------------                    --------------------------------


Exhibit 2. Agreement to Amend the Terms of Series B Preferred Stock, dated as of September 30, 2002 among The Shaar Fund Ltd. and IFS International Holdings, Inc. See Exhibit A to the Memorandum of Understanding filed as Exhibit 1 hereto.

Exhibit 3. Common Stock Purchase Warrant, issued by the Issuer to The Shaar Fund Ltd., on March 23, 2000.

Exhibit 4. Registration Rights Agreement, dated as of March 23, 2000, between the Issuer and The Shaar Fund Ltd.

Exhibit 5. Resolution of the Board of Directors of InterCaribbean Services Ltd. appointing Robert King an Attorney-in-Fact of the Company.

Exhibit 6. Resolution of the Board of Directors of InterCaribbean Services Ltd. appointing Patrick G. Fenlon an Attorney-in-Fact of the Company.


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   CUSIP No. 449515105                                 Page 8 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002

                                    THE SHAAR FUND LTD.

                                    By:        InterCaribbean Services, Ltd.


                                               /s/        Patrick G. Fenlon
                                               --------------------------------
                                               Name:      Patrick G. Fenlon
                                               Title:     Attorney-in-Fact


                                               /s/        Robert King
                                               --------------------------------
                                               Name:      Robert King
                                               Title:     Attorney-in-Fact